Exhibit 99.1

TransAlta Comments on the Balancing Pools Announcement Regarding the Consultation Process Initiation

CALGARY, July 5, 2017 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA; NYSE: TAC) today issued the following comments on the Balancing Pool's recent announcement to commence consultation with customer representatives and the Minister of Energy regarding its ability to terminate a subset of the Alberta Power Purchase Arrangements ("PPA") that it holds.

"The PPAs were a design of the initial deregulation of the Alberta market in 2000.  They were based on a regulated rate of return on low cost hydro and coal assets that have served Albertans for well over 50 years," said TransAlta President and CEO Dawn Farrell. "Shortening the life of the PPAs moves the Alberta market more quickly to total deregulation of the electricity market.  It's important that consumers, and other stakeholders fully evaluate the impacts of such a change in advance of the new capacity market which isn't slated to start until 2021."

Under Part 6, Section 97 of the Electric Utilities Act (Alberta), the Balancing Pool may terminate the PPAs if it:

•	Consults with representatives of customers and the Minister about the reasonableness of the termination;
•	Gives to the owner of the generating unit to which the power purchase arrangement applies 6 months' notice, or any shorter period agreed to by the owner, of its intention to terminate, and;
•	Pays the owner or ensures that the owner receives an amount equal to the remaining closing net book value of the generating unit, determined in accordance with the PPA, as if the generating unit had been destroyed, less any insurance proceeds.

TransAlta has 3,770 MW of gross capacity under PPAs, including hydro, representing approximately 23% of the generation capacity in Alberta.  If, after meeting the requirements, the Balancing Pool chooses to terminate the Sundance PPAs, TransAlta expects to receive approximately $231 million in payment for the net book value of the assets as compared to the Balancing Pool's estimate of approximately $171 million. The Balancing Pool's estimate differs because it excludes certain assets which TransAlta believes should be included in the net book value.  Proceeds from any termination would be used to reduce outstanding debt and fund growth opportunities.

Termination of the PPAs is expected to provide TransAlta with increased operational flexibility, including with respect to offer pricing for generation from the affected units, maintenance and turnaround schedules, and the timing of the coal-to-gas conversions.

About TransAlta Corporation:

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta's focus is to efficiently operate wind, hydro, solar, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been recognized on CDP's Canadian Climate Disclosure Leadership Index (CDLI), which includes Canada's top 20 leading companies reporting on climate change, and has been selected by Corporate Knights as one of Canada's Top 50 Best Corporate Citizens and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

For more information about TransAlta, visit our web site at transalta.com, or follow us on Twitter @TransAlta.

Forward-Looking Statements
This news release contains forward-looking statements within the meaning of applicable securities laws, including statements regarding: the termination of the PPAs; the impact that the termination of the PPAs could have on the Alberta market; the net book value of the Company's generating facilities and the amount of any termination payment; the use of proceeds received in connection with any termination of the PPAs; and the impact the termination of the PPAs will have on the Company, including as it pertains to increasing operational flexibility, including with respect to offer pricing for generation from the affected units, maintenance and turnaround schedules and the timing of the coal-to-gas conversion. These statements are based on TransAlta's belief and assumptions based on information available at the time the assumptions were made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: a delay in any termination of the PPAs by the Balancing Pool or a decision not to terminate the PPAs by the Balancing Pool; a change in the net book value payable upon termination of the PPAs; legislative or regulatory changes; and changes to power prices or operating costs. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta's expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/July2017/05/c3880.html

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For further information: Investor Inquiries: Sally Taylor, Manager, Investor Relations, Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Stacey Hatcher, Manager, Communications, Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 14:09e 05-JUL-17